UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-15898

CASUAL MALE RETAIL GROUP, INC. 401(K) SALARIED SAVINGS PLAN

(Full title of the plan)

CASUAL MALE RETAIL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2007

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Participants

Casual Male Retail Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Casual Male Retail Group, Inc. 401 (k) Salaried Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year (December 31, 2007) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, NY

June 26, 2008

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	December 31
	2007	2006
Assets
Investments, at fair value (Notes 2 and 3)	$27,704,998	$26,223,826
Participant loans receivable	669,053	631,611

Total Investments at fair value	28,374,051	26,855,437

Employer contributions receivable	653,512	539,609

Total Assets	29,027,563	27,395,046

Liabilities
Excess deferred compensation contributions (Note 8)	4,431	100,900

Net assets reflecting all investments at fair value	29,023,132	27,294,146
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,549	5,829

Net assets available for benefits	$29,037,681	$27,299,975

See accompanying notes to Financial Statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions
Net appreciation in fair value of investments (Note 3)	$400,612
Interest and dividend income	1,233,174
Transfers into the Plan (Note 1)	190,492

1,824,278
Contributions:
Employee	2,053,166
Employer	732,867
Rollovers	333,064

3,119,097

Total additions	4,943,375

Deductions
Benefits paid directly to participants Administrative Fees Transfers out of the Plan (Note 1)	3,105,436 13,088 87,145

Total Deductions	3,205,669

Net increase	1,737,706

Net assets available for benefits at beginning of year	27,299,975

Net assets available for benefits at end of year	$29,037,681

See accompanying notes to Financial Statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1- Description of the Plan

The following description of Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain eligible employees of the Casual Male Retail Group, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2007. a new custodian (Fidelity Investments) for the Plan was appointed and assets were transferred accordingly from Putnam Investments.

Eligibility

All regular, full-time (as defined in the Plan) salaried employees of the Company who have completed six months of employment and are at least 21 years of age are eligible to participate in the Plan. All eligible employees who have not elected to participate in the Plan upon their enrollment date are automatically enrolled. A pretax deferral equal to 5% is made each payroll period. Eligible employees may make an affirmative election not to have automatic enrollment. Changes to the automatic enrollment process were made subsequent to December 31, 2007 (See Note 9).

As participants change positions at the Company, they may change from hourly to salary status or vice versa. Assets transferred to the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2007 were $87,145. Assets transferred from the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2007 were $190,492.

Contributions

Each year, participants may contribute from 1% to 80% of pretax annual compensation as defined in the Plan, subject to the provisions of ERISA. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Through December 31, 2007, the employer matching contribution was discretionary at the option of the Company’s Board of Directors. For the year ended December 31, 2007, the Company matching contribution was 50% up to the first 6% of compensation that a participant contributed to the Plan. Effective January 1, 2008, the Company adopted the Safe Harbor Matching provisions permitted under the Pension Protection Act of 1006, (see Note 9).

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1—Description of the Plan (continued)

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, plan earnings, and an allocation of plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

Amounts forfeited under the Plan are used to reduce future employer contributions and administrative expenses. At December 31, 2007 and 2006, forfeited non-vested accounts totalled $44,272 and $30,983, respectively

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. For the year ended December 31, 2007, a participant is 100% vested after three years of credited service. Changes to the vesting provisions were adopted effective January 1, 2008 (see Note 9).

Investment Options

Upon enrollment in the Plan, a participant may direct their elective contribution and Company contributions into various investment options offered by the Plan.

Participants may change their investment options at any time.

Participant Loans

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant loans fund. Loans are secured by the balance in the participant’s account. Loan terms range from one to five years unless the loan is used to purchase a primary residence, in which case the loan may be repaid over a ten-year period. Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction. Interest rates range from 5% to 9.25% at December 31, 2007. Principal and interest is paid ratably through payroll deductions.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1—Description of the Plan (continued)

Plan Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company. During 2007, certain administrative expenses were paid by the Company.

Payment of Benefits

On termination of service for any reason, a participant may receive a lump sum amount equal to the vested value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less. If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are stated at fair value. Mutual funds and common stocks are stated at fair value which equals the quoted market price on the last business day of the Plan year. The value of units in the common collective trust fund is the net fair value of the underlying assets as determined generally by using commercial quotation services. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 2- Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements

The FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 provides a common definition of fair value to be applied to existing generally accepted accounting principals requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and, as such, will be adopted by the Plan in 2008. Adoption of SFAS 157 is not expected to have a material impact to the Plan.

Payment of Benefits

Benefits are recorded when paid.

Note 3- Investments

During 2007, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments
Mutual funds	$644,720
Common Stock	(244,108)

$400,612

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 3- Investments (continued)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2007		2006
Fidelity Advisor Stable Value	$3,659,492	12.6%
Fidelity Advisor Freedom 2010	3,002,870	10.3%
Fidelity Advisor Freedom 2005	2,270,850	7.8%
Columbia Acorn Small Cap Val	1,468,648	5.1%
JP Morgan Equity Index	2,919,883	10.1%
T Rowe Price Growth Stock	3,285,685	11.3%
Goldman Sachs Large Cap Value	1,590,136	5.5%
Putnam Stable Value Fund	-	-	$4,589,478	16.8%
Putnam S&P 500 Fund	-	-	3,026,806	11.1%
American Funds Growth Fund of America Class	-	-	2,886,226	10.6%
Putnam RetirementReady 2010	-	-	2,552,814	9.4%
Putnam RetirementReady Maturity	-	-	2,521,026	9.2%

	$18,197,564	62.7%	$15,576,350	57.1%

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 4- Investment Contract with Insurance Company

During 2007, the Plan entered into a benefit-responsive investment contract with Fidelity Investments (Fidelity). Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants my ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 4- Investment Contract with Insurance Company (continued)

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2007	2006
Based on actual earnings	4.85%	4.69%
Based on interest rate credited to participants	4.15%	5.07%

Note 5- Nonparticipant Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the nonparticipant directed investments is as follows:

	December 31,
	2007	2006
Net assets:
Fidelity Advisor Stable Value Fund	$44,272	$-
Putnam Stable Value Fund	-	30,983

	$44,272	$30,983

	Year Ended December 31,2007
Changes in Net assets:
Interest and dividend income		$1,485
Forfeitures relating to current year distributions and Withdrawals		11,960
Administrative expenses		(156)

		$13,289

Note 6—Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 7—Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 9, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 8 – Excess Deferred Compensation Contributions

Excess contributions to the Plan for the year ended December 31, 2007 were $12,370. The Company returned $4,431 of the excess contribution to the participants on March 10, 2008. Subsequent to March 15, 2008, $387 of excess contributions were returned to participants and $7,552 can be used as catch up contributions. The $4,431 is recorded as a deduction from contributions for the year ended December 31, 2007, the $7,552 will be shown as a contribution for the year ended December 31, 2008 and the $387 will be shown as distributions for the year ended December 31, 2008.

Excess contributions to the Plan for the year ended December 31, 2006 were $123,253. The Company returned $100,900 of the excess contribution to the participants on March 15, 2007 and $22,353 on March 29,2007.

Note 9- Subsequent Event

Effective January 1, 2008, the Plan approved and adopted the Safe Harbor Matching provisions permitted under the Pension Protection Act of 2006 and the following changes were made:

•	The pre-tax deferral for automatic enrollment will increase annually by 1% not to exceed 10%, unless an eligible employee affirmatively elects not to contribute.

•

The Company will contribute a match equal to the sum of (i) 100% of the participant’s elective deferrals for the first 1% of compensation plus (ii) 50% of the participant’s elective deferrals for the next 5% of compensation.

•

The participant’s vesting with respect to the Company contribution will change from the current three-year straight-line vesting to a two-year cliff vesting. Participants, who joined the Plan during fiscal 2007, will be entitled to receive a partial vesting equal to 34% for their first year of completed service.

Supplementary Schedule

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule H, Line 4i – Schedule of Assets Held For Investment Purposes at

End of Year

(December 31, 2007)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Unis	Current Value
Commingled funds held through Fidelity Investments:
	*Fidelity Advisor Stable Value Fund (1)	3,674,041	$3,659,492
Mutual funds held through Fidelity Investments:
	Cash-interest bearing	-	1,187
	*Fidelity Advisor Leveraged Company Stock Fund	35,579	1,363,032
	* Fidelity Advisor High Income Adv	13,857	139,818
	* Fidelity Advisor Strategic Income	28,432	330,381
	* Fidelity Advisor Freedom 2010	241,388	3,002,870
	* Fidelity Advisor Freedom 2020	45,515	626,290
	* Fidelity Advisor Freedom 2030	18,444	270,199
	* Fidelity Advisor Freedom 2040	13,482	203,181
	*Fidelity Advisor Freedom Income Fund	1,914	20,513
	* Fidelity Advisor Freedom 2005	188,923	2,270,850
	* Fidelity Advisor Freedom 2015	54,027	680,205
	* Fidelity Advisor Freedom 2025	27,767	369,855
	* Fidelity Advisor Freedom 2035	19,519	270,131
	* Fidelity Advisor Freedom 2045	9,477	109,648
	* Fidelity Advisor Freedom 2050	2,514	29,038
	Federated Bond Fund	150,980	1,328,624
	Columbia Acorn USA	17,599	479,234
	First American Midcap Value	29,493	736,446
	Columbia Acorn International	33,824	1,468,648
	Columbia Acorn Small Cap Value	32,560	438,253
	JP Morgan Equity Index	87,500	2,919,883
	Columbia Acorn A	29,842	861,524
	Goldman Sachs Large Cap Value	115,144	1,590,136
	Alliance Bernstein International Value	48,056	1,065,401
	T Rowe Price Growth Stock	98,937	3,285,685

	*Casual Male Retail Group, Inc – Common Stock	35,613	184,474
* Participant loans	5.0% - 9.25%		669,053

			$28,374,051

*Indicates party-in-interest to the Plan.

(1) Includes $44,272 of nonparticipant- directed, unallocated forfeitures for which historical cost approximates to current value.

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes –Oxley Act of 2002

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Casual Male Retail Group, Inc. 401(k) Salary Savings plan

By:	/s/ Dennis R. Hernreich
Dennis R. Hernreich, Executive Vice President, Chief Financial Officer and Chief Operating Officer of Casual Male Retail Group, Inc., the Plan Administrator

June 30, 2008